OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70988

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/2025 (MM/DD/YY) AND ENDING 04/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LOCKTON RE CAPITAL MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

48 WEST 25TH STREET, 7TH FLOOR
(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sara Panegasser	(816) 679-0024	sara.panegasser@lockton.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilley US, LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Pkwy, #300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Zach Breslin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___LOCKTON RE CAPITAL MARKETS, LLC_____, as of ___April 30_____, 2_026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Managing Director _____

_____
Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

LOCKTON RE CAPITAL MARKETS, LLC

Financial Statements and Supplementary Information

April 30, 2026

(With Report of Independent Registered Public Accounting Firm Thereon)

This report is deemed confidential in accordance with Rule 17a-5(e)(3)
under the Securities and Exchange Act of 1934.



Report of Independent Registered Public Accounting Firm

The Member
Lockton Re Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Lockton Re Capital Markets, LLC (the Company), as of April 30, 2026, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
June 18, 2026

We have served as the Company's auditor since 2024.

LOCKTON RE CAPITAL MARKETS, LLC

Balance Sheet

April 30, 2026

Assets

Cash and cash equivalents	$	1,026,312
Fees receivable		141,000
Contract assets		519,800
Prepaid expenses		23,008
Deposits with clearing broker-dealer		151,909
Total assets	$	1,862,029

Liabilities and Member's Equity

Accounts payable	$	8,495
Payable to affiliates, net		654,075
Accrued expenses		23,551
Total liabilities		686,121
Member's equity		1,175,908
Total liabilities and member's equity	$	1,862,029

See accompanying notes to financial statements.

(Confidential)

(1)   Nature of Operations

Lockton Re Capital Markets, LLC (the Company), is wholly owned by Lockton Re Capital Markets Series of Lockton Re, LP (Member), a subsidiary of Lockton Operating Companies, LLC (Lockton), was formed on July 25, 2022 as a limited liability company in the state of Missouri. The Company is approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is an exemptive status standalone broker-dealer enabled to provide private placement of securities, capital markets services including structuring, underwriting, and/or participating in selling groups for offerings of insurance linked securities (ILS), as well as merger and acquisition services. The Company does not hold customer funds or securities.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA).

(2)   Summary of Significant Accounting Policies

(a)   *Basis of Presentation*

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b)   *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(c)   *Cash and Cash Equivalents*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2026, cash and cash equivalents consisted of a commercial checking account.

(d)   *Deposits with Clearing Broker-Dealer*

Deposits with clearing broker-dealer consist of cash required to be maintained at the clearing broker-dealer for clearing and trading activities.

The Company has an agreement with Hilltop Securities, Inc. to provide clearing and execution services. The agreement requires the Company to maintain a minimum of $150,000 as a deposit in an account with a clearing broker. At April 30, 2026, the Company maintained a clearing deposit balance of $151,909, of which $909 represents interest on the clearing deposit balance. This balance relates to the minimum amount held by this clearing broker pursuant to the contract the Company has with the firm.

(e) Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its member's federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the period ended April 30, 2026.

The Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions. There are no open tax years subject to examination by the applicable foreign tax authorities.

(f) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of capital market activities and investment banking services. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM"), who uses revenue and expenses to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(3) Transactions with Affiliates

The Company receives services from affiliated entities. These services include, but are not limited to, payroll, benefits, office accommodations, and various other support functions. Fees paid for these services were

$3,525,605 for the period ended April 30, 2026. These charges are an allocation of costs incurred by the affiliated entities.

The Company had a net payable to affiliates of $654,075 as of April 30, 2026, for payments made in the ordinary course of business on behalf of the Company by its affiliates.

These transactions with affiliates are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $100,000 or a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of April 30, 2026, the Company had net regulatory capital of $492,100, which is $392,100 in excess of required net capital as of April 30, 2026. The ratio of aggregate indebtedness was 1.39 to 1.

(5) Risk Concentration

The Company's three largest customers contribute approximately 40%, 30% and 19% of commissions and fees revenue during the year ended April 30, 2026.

(6) Concentration of Credit Risk

Cash balances are maintained at one financial institution and accounts are insured by the FDIC up to $250,000. At times during the year ended April 30, 2026, the Company had cash balances that exceeded the depository insurance limits. The amount of uninsured cash as of April 30, 2026, was $776,312. Management believes that the credit risk related to these deposits is minimal.

(7)   Commitments and Contingencies

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to defend against these potential matters, and management believes that if any such matters were to arise, their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows. At April 30, 2026, there were no such matters outstanding.

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at April 30, 2026.

(8)   Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through June 18, 2026, the date at which the financial statements were available to be issued and determined there are no other items to disclose.